EXHIBIT 99.1

Portions of this exhibit, marked by [***], have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

[This is an English translation of the original agreement written in Chinese]

[Note] The Company assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Chinese original for reference purposes only. In the event of any discrepancy between this translated document and the Chinese original, the original shall prevail.

Equity transfer agreement

Transferor 1: Zhejiang CN Energy Technology Development Co., Ltd.

Transferor 2: Manzhouli CN Energy Technology Co., Ltd.

Transferee: Shanghai Xinbaocheng Industrial Group Co., Ltd

About [North China Energy Industry Development Co., Ltd. and its subsidiaries]

Equity transfer agreement

Agreement No.: 2024- -21

[2024] Year [9] month [25] day

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This Target Equity Transfer Agreement (hereinafter referred to as the "Agreement") is entered into in [Lishui, Zhejiang] on [September [25], [2024]:

The Transferor (Party A):

1. Zhejiang CN Energy Technology Development Co., Ltd.

Address: [***]

2. Manzhouli CN Energy Technology Co., Ltd.

Address: [***]

Transferee (Party B): Shanghai New Baocheng Industrial Group Co., Ltd

Address: [***]

Target Company (Party C): CN Energy Industrial Development Co., Ltd.

Address: [***]

(Party A and Party B are called one party to the agreement)

in view of:

[CN Energy Industrial Development Co., Ltd.] company (hereinafter referred to as the "target company") is a in accordance with the company law of the Peoples Republic of China and relevant laws and regulations established and legally existing enterprise, registered address for [Lishui city, Zhejiang province lotus district south mountain street road 268 (Lishui yong lotus intelligent manufacturing industrial park) 2 building B 206].

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Party A is the existing shareholder of the target company (of which Party A 1 holds 90% of the equity of the target company and Party A 2 holds 10% of the equity of the target company) and jointly holds [100]% of the equity of the target company.

Party A hereby agrees to transfer 100% of the equity of the Target Company to Party B in accordance with this agreement, and Party B agrees to transfer the equity.

In accordance with the provisions of the Civil Code and other laws and regulations, the parties, through friendly negotiation, on the basis of equality and free will, reach the following agreement on matters related to the transfer of [100]% equity of the Target company held by Party A to Party B:

1. Equity transfer and equity transfer

1.1. Party A agrees to transfer to Party B [100]% of the equity of the Target Company held by Party A and all the corresponding shareholder rights and obligations (hereinafter referred to as the "Target Equity"), and Party B agrees to transfer the target equity as agreed herein.

1.2. The equity structure of the target company in this equity transfer is as follows:

Name / name of the shareholder	Before the transfer of equity
	amount of contribution		investment rate
	subscribe	paid in
Zhejiang CN Energy Technology Development Co., Ltd.	two hundred and seventy million yuan	sixty-four million, one hundred and thirty-four thousand, seven hundred yuan	90%
Manzhouli CN Energy Technology Co., Ltd.	30 Million yuan	0	10%
amount to	three hundred million yuan	sixty-four million, one hundred and thirty-four thousand, seven hundred yuan	100%

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1.3 The equity of the Target Company in the equity transfer includes the following subsidiaries 100% controlled by the Target Company:

1.3.1 Fulisen Energy Technology Co., LTD. and its branch, Fulisen Energy Technology Co., LTD

1.3.2 Manzhouli Zhongxing Energy Technology Co., LTD

2. Equity transfer price and its payment

2.1 Hangzhou is public assets appraisal firm (general partnership) issued by the word [2024] no. 1023 north energy industry development co., LTD. Book net assets appraisal project asset appraisal report, appraisal benchmark: July 31,2024, appraisal conclusion: in the appraisal base date, using the asset-based method, appraisal value of 138204750.62 yuan (amount capital: RMB three thousand two thousand and fifty-point six two points).

2.2 Upon mutual agreement of both parties, the total price of the equity transfer is RMB 138,204,750.62 (in words: RMB one three million, eight hundred, twenty-four thousand seven hundred and fifty points).

2.3 Party A and Party B agree that the equity transfer price shall be paid in two installments:

(I) RMB 6,910,237.53 (amount in words: RMB six million, nine hundred and eleven thousand two million and three hundred and seven, five cents) within one week after the signing of the agreement on September 25,2024;

(II) RMB 62,192,137.77 (RMB six thousand one hundred, one hundred and ninety-seven) paid before December 25,2024.

(III) RMB 69,102,375.32 (in words: RMB six thousand, nine million and thirty-two) before March 25,2025.

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2.4 The payment of the above equity transfer price shall be joint and several liability guaranteed by Zhenfeng Qizhen Building Materials Industry and Trade Co., Ltd., and a guarantee agreement shall be signed separately.

3. Delivery of the target equity and the handover of the target company

3.1.  The handover date of the Target Company is the closing date of the Company.

3.2.  The period from the date of this Agreement to the Closing Date (hereinafter the "Transition Period"). During the transition period, the equity income and dividends available based on the target equity shall be owned by Party A, and the losses to be borne based on the target equity shall be borne by Party A. Without the prior written consent of Party B, Party A shall not dispose of the Target Equity and the assets of the Target Company, and Party A shall obtain the written consent of Party B before exercising any shareholder rights or assuming any shareholder obligations based on the Target Equity, otherwise, Party A shall have the right to unilaterally terminate this Agreement and require Party B to bear the liability for breach of contract.

3.3.  During the transition period, Party A shall ensure that the Target Company maintains the original normal condition. Without the prior written consent of Party B, Party A and the Target Company shall not violate the following agreement:

3.3.1 Do not sign contracts, agreements, letters of commitment and other legal documents, and do not provide loan guarantee by the target company;

3.3.2 Do not dispose of the assets under the name of the Target Company in any way;

3.3.3 Do not transfer the intellectual property, brand, name and other intangible assets under the name of the target company;

3.3.4 Do not provide guarantee for the shareholders or third parties of the Target Company in any form.

3.4.  During the transition period, all the dividends and earnings obtained by Party A based on the target equity shall be owned by Party A.

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3.5.  Handover of the Target Company: The parties agree that after signing this Agreement, Party A shall ensure that the original management team of the Target Company shall effectively manage the following documents and articles jointly determined by Party A and Party B (the specific contents and management methods shall be separately determined by Party A and Party B):

A.	Official seal of the target company, special financial seal, seal of the legal representative and legal person seal;
B.	All financial vouchers, account books, financial statements, bank account information and other financial documents of the Target company;
C.	Business license, basic account information, asset ownership certificate of the target company;
D.	Important contracts, documents, drawings and technical data that Party B considers to need to be handed over;
E.	The above transition period shall be the day before the delivery date, and the delivery date shall be managed by Party B.

3.6 Within [60] working days after Party A receives the [1] equity transfer payment after the signing of this Agreement, the Target Company shall complete the change of shareholders, the articles of association and the change of the corresponding executive director and the legal representative and the management team in accordance with this Agreement.

4. Liabilities and contingent liabilities

4.1. Party A shall fully disclose to Party B the existing liabilities and / or contingent liabilities of the Target Company and its subsidiaries as of the Closing Date. Party B has all of this.

5. Taxes and fees

5.1 The taxes generated by the equity exchange between Party A and Party B as determined in this Contract shall be borne by each party itself.

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6. Special agreements on intellectual property rights and business

6.1 Party A and Party B agree that the patents, software Copyrights and other intellectual property rights of the target company are not included in the scope of the equity transfer, and the transfer agreement needs to be signed under the name of the company designated by Party A in the form of book value transfer. Party B who has not completed the relevant transfer procedures after the equity transfer shall ensure the integrity of the intellectual property rights and unconditionally cooperate with it to complete the relevant transfer procedures.

6.2 The business of the target company is not included in this transaction, and the business, customers and suppliers of the target company shall all be transferred to the company within Party As Group system.

Vii. Party As commitment and guarantee

7.1 The Target Company is an enterprise legal person with legal person status registered in accordance with Chinese law, independently carries out business activities in accordance with the law and independently assumes civil liabilities with its assets.

7.2 Party A is a person with full capacity for civil conduct and has the right to sign and perform this Agreement.

7.3 The transfer of the Target Equity by Party A under this Agreement shall not (I) violate its articles of association or organization documents; (II) conflict with any agreement, contract and legal documents, or constitute an event of breach specified in any agreements, contract and legal documents; (III) violation of any laws, regulations, rules, or order, judgment or order of any competent authority.

7.4 Once this Agreement is signed, Party A warrants that it will not transfer the Target equity hereunder to any other party, sell, transfer, donate or otherwise dispose of any interest in any equity or equity of the Target Company, or does not undertake any obligations and responsibilities in conflict with its obligations and responsibilities hereunder.

7.5 Party A shall cooperate with Party B to jointly complete the relevant industrial and commercial change registration items of the target equity transfer within the time agreed herein, and amend the Articles of Association of the Target Company in accordance with the provisions herein.

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Viii. Party Bs commitment and guarantee

8.1 Party B is an enterprise legal person established and existing in accordance with the laws of the Peoples Republic of China and has the ability to independently bear civil liabilities.

8.2 Party Bs execution and performance of this Agreement is within the scope of its rights and business, and has obtained the relevant approval and authorization to sign and perform this Agreement, and does not violate the binding or influential laws or articles of association or contract.

8.3 The transfer of equity by Party B under this Agreement shall not (I) violate its articles of association or organization documents; (II) conflict with any agreement, contract and legal documents of as Party, or constitute any event of breach specified in any agreement, contract and legal documents of as Party; (III) violate applicable to any laws, regulations, rules, or order, judgment or order of any competent authority.

9. Confidentiality

9.1 Party A and Party B shall be obliged to keep confidential this Agreement and other matters related to this Agreement. Without the written consent of the other parties, neither party shall disclose any relevant matters related to this Agreement to any third party other than this Agreement.

X. Effectiveness, alteration and supplement of the Agreement

10.1 This Agreement shall come into force upon the date of signature or seal by both parties.

10.2 The contents of this Agreement may be changed in writing through mutual agreement.

10.3 For matters not covered herein, a written supplementary agreement may be signed.

10.4 The modified content or supplementary agreement shall have the same legal effect as this Agreement. In case of any conflict between the modified content or supplementary agreement and this Agreement, the modified content or supplementary agreement shall prevail.

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Xi. Termination of the agreement

11.1 If the purpose of this Agreement cannot be realized, the parties shall have the right to unilaterally terminate this Agreement.

Xii. Liability for breach of contract

12.1 If either party breaches this Agreement, the breaching party shall promptly take remedial measures and indemnify the non-breaching party for the corresponding losses incurred thereby.

12.2 party a is not transfer target equity agreed to party b to party b or not by this agreement with the target equity transfer of change registration formalities, each overdue day, shall pay according to party b shall pay penalty due to breach of contract, overdue up to 30 days or more, party b has the right to terminate this agreement, to refund all paid.

12.3 If Party B delays in paying the target equity transfer price, Party B shall pay a penalty of 10.00 of the unpaid equity transfer price. If Party B delays the payment for 30 days, Party A has the right to terminate this Agreement immediately. If Party B delays the payment 90 days, party B will be deemed to have breached the contract and this Agreement will be automatically terminated. Upon the termination of this Agreement, Party B shall unconditionally return the equity and all materials of the Target Company to Party A. At the same time, Party A shall have the right to take any relief measures stipulated by law to claim the rights against Party B to make up for Party As losses.

Xiii. Dispute resolution and separability

13.1 Disputes related to the validity, performance, breach and termination of this Agreement shall be settled by the parties through friendly negotiation. If no agreement can be reached through negotiation, either party shall bring a lawsuit to the peoples court at the place where this agreement is signed for settlement.

13.2 If any provision of this Agreement is invalid or unenforceable, unless the invalidation or unenforceability of the other part of this Agreement, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement, except for any other provision that such invalid or unenforceable provision constitutes an integral part or of.

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Force majeure

14.1 Force Majeure refers to the following events: war, riot, strike, plague (including COVID-19), fire, flood, earthquake, storm, tide, or other natural disasters, and all other factors and events that are unforeseen or unavoidable or overcome by both parties.

14.2 In case of force majeure, neither party shall be liable for any loss suffered by the other party due to its failure or delay in performance of its obligations hereunder due to force majeure. If the purpose of the contract is impossible (delayed for more than 40 days) due to force majeure, either party shall have the right to unilaterally terminate this Agreement, and the losses caused thereby shall be borne by each party itself.

Notice and service

15.1 The contact address and contact information designated by the parties are shown in the appendix of this Contract.

15.2 Any notices, requirements, instructions or other documents provided in connection with the Contract shall be issued at the address reserved in the annex. If the reserved contact information of one party changes, the other parties shall be notified within seven working days in advance. If either party fails to reserve the contact information to the other parties, or the reserved contact information is wrong, or fails to timely notify the other parties after the change of the contact information, the sender shall not be liable for any delay or failure of delivery.

15.3 Any notice, request, instruction or other document shall be made in writing and shall be deemed to have been delivered at the following time:

(1) If it is sent by hand, it is at the time of receipt of the receiver.

(2) If sent by fax or other wired transmission (confirmed receipt), when the senders transmission system confirms that the transmission is successful.

(3) If sent by registered mail, to the city, it shall be deemed to have been served on the third day after mailing. Those sent to other parts of the country shall be deemed to have been served on the fourth day after mailing. Those sent to Hong Kong, Macao and Taiwan shall be deemed to have been delivered on the fifth day after mailing. If it is sent to other countries or regions abroad, the service shall be deemed on the seventh day after mailing.

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(4) If sent to the city, it shall be deemed to be served on the second day after delivery. If it is sent to other parts of the country, it shall be deemed to have been served on the third day after delivery.

16. Other matters

16.1 The headings under this Agreement are for convenience only and do not interpret this Agreement.

16.2 In order to successfully complete the registration of industrial and commercial change of the Target Equity Transfer, the parties shall implement the purpose of the Equity Transfer Agreement without the effect of the binding force of the terms of the Agreement and the impact of the rights and obligations of the provisions of this Agreement; given the inconsistency between the Equity Transfer Agreement and the provisions of this Agreement, the provisions of this Agreement shall prevail.

16.3 The annex hereto shall be performed together with this Agreement.

16.4 This Agreement is made in [four] originals, with Party A and Party B holding two copies each.

The following has no text, all for the seal

(This page is the signing page of the Equity Transfer Agreement.)

This Agreement shall be signed by the parties listed below on the homepage of this Agreement:

Party A 1 (seal):

Party As representative (signature or seal):

Party A 2 (seal):

Party As representative (signature or seal):

Party B (seal):

Party Bs representative (signature or seal):

Party C (under seal):

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